

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Kevin L. Thompson
Chief Financial Officer
Heartland Financial USA, Inc.
1800 Larimer Street
Suite 1800
Denver, Colorado 80202

> **Re: Heartland Financial USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-15393**

Dear Kevin L. Thompson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance